Video River Networks, Inc.

370 Amapola Ave, #200A

Torrance, CA 90501

October 13, 2020

            Re:      Video River Networks, Inc.

Amendment No. 2 to Form 10-12G

Filed September 10, 2020

File No. 000-30786

To whom it may concern:

Please see the answer to your comments below.

Amendment No. 2 to Form 10-12G filed September 10, 2020

Properties, page 52

1.      Please revise to indicate approximately how much the company spent on the rehabilitation and improvement of the property at 831 E 94th Street prior to its sale in February 2020.

This section has been updated to include the amount the company spent on the rehabilitation and improvement of 831 E 94th Street property.

Certain Relationships and Related Transactions, and Director Independence, page 59

2.      Please revise to indicate the dates and amounts received from each of the two property sales. Also revise to indicate the amount of the loan from Los Angeles Community Capital paid off with each property sale. Indicate the amount of developer fee paid to Los Angeles Community Capital and Mr. Igwealor from each property sale. Finally, indicate the amount of ownership/control Mr. Frank Igwealor has in Los Angeles Community Capital.

This has been addressed revised and updated

Report of Independent Registered Public Accounting Firm, page 67

3.      We note the audit opinion was revised to change the date of the opinion and to include the audit of the financial statements for the year ending December 31, 2018. Please have your independent auditors further revise their audit opinion to include an explanatory paragraph related to the correction of the material misstatement in previously issued financial statements for the year ended December 31, 2019. Reference is made to paragraphs 16 and 17 of PCAOB Auditing Standards 2820 and paragraph 18(e) of PCAOB Auditing Standards 3101.

This has been revised and updated to reflect the items identified above.

Note 3. Real Estate Investments, page 76

4.      Within your response to comment 4, you indicate your disclosure has been revised and updated in this section. However, it does not appear that your disclosure has been revised to discuss the correction of an error in previously issued financial statements. Please revise to include the disclosures outlined in paragraphs 250-10-50-7 to 10 of the ASC. Such disclosures should be included within your registration statement as well as your amended 10-K annual report and 10-Q periodic report.

We have revised and updated this section

5.      We note your responses to comments 5 and 6. We will review the amended 10-K and 10-Q when filed and may have additional comments at that time.

We have updated this section to amend our previously issued 10-K and 10-Q.

General

6.      We note your response to comment 9. As previously requested, please revise your Management's Discussion and Analysis to address the interim periods for which financial information is required and specifically address these periods in the results of operations, real estate properties owned, and the liquidity and capital resources sections.

We have updated this section

Please contact me at videorivernet@gmail.com with further inquiries.

Thank you.

Sincerely,

/s/ Frank I Igwealor

Frank I Igwealor

President and Chief Executive Officer

Video River Networks, Inc.

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